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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                _________________________________________________

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                _________________________________________________





               Mark Holdings, Inc. (formerly Mark Solutions, Inc.)
               ---------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    570390104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [  ] Rule 13d-1(b)

                               [ x] Rule 13d-1(c)

                               [  ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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                                                           Page  2  of  4  Pages
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     NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
1.   Jay Gottlieb
--------------------------------------------------------------------------------

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                (b)  [  ]
--------------------------------------------------------------------------------

3.     SEC  USE  ONLY
--------------------------------------------------------------------------------

4.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:    United States
--------------------------------------------------------------------------------
                           5. SOLE  VOTING  POWER
 NUMBER  OF  SHARES           603,650 shares of Common  Stock  of the Issuer.
BENEFICIALLY  OWNED  BY    6. SHARED  VOTING  POWER
        EACH                  None.
      REPORTING            7. SOLE  DISPOSITIVE  POWER
     PERSON WITH              603,650  shares  of Common Stock  of the Issuer.
                           8. SHARED  DISPOSITIVE  POWER
                              None.
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,650 shares of Common Stock of the Issuer.
--------------------------------------------------------------------------------

10.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
      CERTAIN  SHARES                                                    [  ]
--------------------------------------------------------------------------------

11.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
                              6.2%
--------------------------------------------------------------------------------

 12.  TYPE  OF  REPORTING  PERSON
      IN
--------------------------------------------------------------------------------


ITEM  1(a).     NAME  OF  ISSUER.
                Mark Holdings, Inc. (formerly Mark Solutions, Inc.)

ITEM  1(b).     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES.
                1135 Clifton Avenue
                Clifton, New Jersey 07013

ITEM  2(a).     NAMES  OF  PERSON  FILING.
                Jay Gottlieb

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE. THE ADDRESS OF THE RESIDENCE OF JAY GOTTLIEB IS:

                27 Misty Brook Lane
                New Fairfield, CT 06812

ITEM  2(c).     CITIZENSHIP.
                Jay Gottlieb is a citizen of the United States of America.

ITEM  2(d).     TITLE  OF  CLASS  OF  SECURITIES.
                Common  Stock

ITEM  2(e).     CUSIP  NUMBER.
                570390104

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                                                             Page 3 of 4 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
             Not  applicable.  This  statement  is  filed  pursuant  to  Rule
             13d-1(c).

ITEM  4.     OWNERSHIP.

(a) Amount beneficially owned by reporting person, is 603,650 shares of Common Stock of the Issuer.
(b) Percent of Class: The reporting person beneficially holds 6.2% of the Issuer's issued and outstanding Common Stock (based on 9,714,606 shares of Common Stock of the Issuer issued and outstanding as of November 13, 2002 as stated in the Form 10-Q for Mark Holdings, Inc. (formerly Mark Solutions, Inc.) for the fiscal quarter ended September 30, 2002.)
(c)  Number  of  shares  as  to  which  such  person  has:
     (i) Sole power to direct the vote: 603,650 shares of Common Stock of the Issuer.
     (ii) Shared  power  to  vote  or  to  direct  the  vote:  None.
     (iii)Sole power to dispose or direct the disposition of the Common Stock:
          603,650  shares  of  Common  Stock  of  the  Issuer.
     (iv) Shared  power  to  dispose  or  direct  the  disposition  of:  None.



ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.
             Not  applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM  8.     IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP.
             Not  applicable.

ITEM  9.     NOTICE  OF  DISSOLUTION  OF  GROUP.
             Not  applicable.

ITEM  10.    CERTIFICATION.
             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                             Page 4 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 10, 2003
                                           -------------------
                                                 (Date)


                                            /s/ Jay Gottlieb
                            -------------------------------------------------
                                                (Signature)




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